Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Closure of Register of Members

NOTICE IS HEREBY GIVEN THAT the register of members of the Company will be closed from Monday, 31 May 2010 to Thursday, 3 June 2010, both days inclusive. The purpose of such closure of register is to enable the Company to determine the identity of the shareholders of the Company (the “Shareholders”) who are entitled to attend and vote at the upcoming annual general meeting of the Company scheduled to be held on 3 June 2010 (the “AGM”) to approve, among other things, the following:

1.	re-election of directors of the Company;

2.	proposed of general mandates to issue and repurchase shares of the Company;

3.	proposed special mandate for increasing the limit on the grant of equity awards under the 2004 Equity Incentive Plan of the Company; and

4.	proposed amendments to the 2004 Equity Incentive Plan of the Company details of which are set out in the AGM circular despatched to the Shareholders on 30 April 2010.

During such period, no transfer of shares of the Company will be registered. In order to qualify for attending and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on 28 May 2010. The record date is 3 June 2010, being the day on which the identity of the Shareholders who are entitled to attend and vote at the AGM will be determined.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
12 May, 2010